EXHIBIT 99.1


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[GRAPHIC OMITTED]
ARACRUZ CELULOSE S.A.


                                                 SUMMARY OF THE DECISIONS TAKEN
                                                 AT THE SHAREHOLDERS ANNUAL
                                                 MEETING HELD ON APRIL 29, 2003.


1. Article 7 and the head of Article 20 of the Company's By Laws were amended, as follows:

      "Article 7:    Preferred shares shall not be entitled to vote, but they
                     are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation

                     First Paragraph: Without prejudice of what is set forth in
                     Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

                     Second Paragraph: Class B preferred shares, although being entitled to a dividend as set forth in Article 7 above, shall have no priority to receive dividends.

                     Third Paragraph: Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder."

      "Article 20:   The Board of Officers shall be  constituted by a minimum of
                     2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-
                     President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer."


2. It was decided to cancel 180,000 debentures issued by the Company and currently kept in the Treasurer's office.

3. It was unanimously approved the Management's Report and Financial Statement for the fiscal year ended on December 31, 2002. It was also approved the payment of dividends, per each block of 1,000 shares, in the amount of (a) R$ 289.44864632 to common shares and (b) R$ 318.39351095 to preferred shares classes "A" and "B".

2. For the Board of Directors, whose term of office will expire on April 30, 2006, were elected:

      Effective Members:                       Alternate Members:

      Erling Sven Lorentzen                    Carlos Jurgen Temke
      Eliezer Batista da Silva                 Luiz Aranha Correa do Lago
      Haakon Lorentzen                         Helge Pedersen
      Carlos Alberto Vieira                    Isaac Selim Sutton
      Ernane Galveas                           Joao Carlos Chede
      Acyr Frederido H. B. Pinto da Luz        Mauro Molchansky
      Jose Roberto Ermirio de Moraes           Nelson Koichi Shimada
      Leon Chant Dakessian                     Mauricio Lui Luchetti
      Marcus Olyntho de Camargo Arruda         Antonio Joaquim Ferreira Custodio
      Sandra Meira Sterlin                     Fernando Roth Schmidt


3. It was decided to keep the Audit Committee functioning, with three effective members and their respective alternates, and term of office until the 2004 Annual Shareholders Meeting. Representing the common shareholders (voting shares) were elected: Wagner Braz and Fernando Octavio Martins Alves, and Sheila Periard Henrique Silva and Jorge Juliano de Oliveira, as their respective alternate. The preferred shareholders (non-voting shares) elected Luis Antonio Perdigao and his alternate, Luiz Roberto de Abreu Dias.

4. It was established the annual global compensation for the administrators in the total amount of R$ 10 million.

                            Aracruz, April 29, 2003.


                                 Jose Luiz Braga
                                 General Counsel